Filed by Liberty Interactive Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No.: 001-33982

Excerpts from the Transcript of
Liberty Interactive Corporation at the Deutsche Bank
2012 Media and Telecom Conference held on February 27, 2012

Douglas Mitchelson - Analyst, Deutsche Bank Securities, Inc.

So obviously, the hot topic is splitting LINTA into two tracking stocks, but before we delve into that in detail, just from a high level, can you give the audience an overview of your LINTA and what do you see as the drivers of value and growth at the company?

Gregory B. Maffei - President & Chief Executive Officer, Liberty Interactive Corp.

Well, I’m sure most of the audience knows, but some may have been lucky enough not to be acquainted. Liberty Interactive is our company that has inside it QVC, our 34% in HSN, our e-commerce companies, which largely in four groups, Backcountry.com, Bodybuilding.com, Celebrate Express, and some smaller businesses, the Right Start, LOCKERZ, and the like, and also the biggest one, Provide Commerce, which operates under several brands, ProFlowers RedEnvelope, and PersonalCreations.

That is the one side that will become the new Liberty Interactive tracker. And then we have some nonconsolidated investments about roughly a quarter stake in . . . TripAdvisor and a quarter stake in Expedia, roughly the same size stake in Interval, a stake of roughly the same size in Tree, Lending Tree, and some cash. On the other side, it’s got some debt that has some unusual characteristics, which I’m sure Doug will quiz us about some.

Douglas Mitchelson

. . . To some extent, the split of the company and with two trackers, I think is reflection of this, but how do you think investors should think about the valuation for LINTA?

Gregory B. Maffei

That’s obvious. It’s cheap. I mean I think, look, we have had to some degree a mishmash of both non-core, nonconsolidated positions and a core e-commerce/video commerce group and that makes it harder, perhaps, the market to see through transparently and for investors to find the piece that they wish most to invest in.

We tried to provide clarity around that by creating these trackers. We fully acknowledged that Liberty Ventures is a business in transition, it’s a differentiated kind of offering from Liberty Interactive and we hope to provide clarity around that and transparency to the benefit of shareholders. I mean that’s where that will go, where Liberty Ventures will go, that’s why Mr. Toad’s Wild Ride yet to be seen, as usual, at Liberty.

Douglas Mitchelson

So you decided to do Liberty Ventures and I think we are all trying to figure out whether it was just pure boredom, or you get paid by the company or by the tracker.

Gregory B. Maffei

I — none of those above really answers it. I think our belief is that we do have as I said some companies which are very clear and crisp; our QVC, HSN, and our e-commerce companies. And then we have some other positions which aren’t so clear. We also have some debt which has some funky relative tax characteristics in the sense that it generates a current deduction and has somewhere tailed down the road in 2029, 2030, 2031, also has a huge asset value and that and the market really hasn’t fully valued that set of assets and liabilities. And our hope is to provide clarity around that and over time, make those values more clear to the benefit of investors.

Douglas Mitchelson

So can you just walk us through sort of timeframe here? What’s the process what are the key steps?

Gregory B. Maffei

Sure. We’ve got to go file an S-4. We need a shareholder vote. We don’t need an IRS ruling. And I would expect hopefully by summer time before July 4, we target that will give you a little birthday present of, America’s birthday present, we will get a new tracker for you.

Douglas Mitchelson

So I think you have mentioned that there shouldn’t be any restrictions against buying back stock at LINTA but also, your pace of buyback slowdown in the fourth quarter as a result of setting this up? No?

Gregory B. Maffei

No. Our pace of buybacks was accelerated versus what we did in Q3. Now, obviously in Q3, we didn’t have a complete quarter in which to buy because we were still awaiting the ruling . . . from the courts in Delaware about our previous division. But we did accelerate that pace. We bought, I think just about $1.25 billion worth of stock, and that was a pretty good pace and we don’t comment on our intentions in the quarter; we report on it, but I don’t see any reason in general why our pace should change.

Douglas Mitchelson

That’s helpful, I think when you — any other potential limitations on LINTA corporate activity? I imagine they can’t necessarily go out try to buy other companies while you’re going through this filing process.

Gregory B. Maffei

I don’t know why they couldn’t, I mean I am not sure we’d want to do it for stock, because we think the stock will have a higher value once we complete the split-off, or rather, the setup of the two trackers. But I don’t know why you would — we would be limited in any way from acquisitions.

Douglas Mitchelson

So I want to sort of walk through the value of Liberty Ventures as you see it.

Gregory B. Maffei

Sure.

Douglas Mitchelson

And as we start to get into that, any concerns when you set this up that the trackers would sort of create a tracking discount that would offset some of the value being created?

Gregory B. Maffei

I would hope that our track record which has been pretty decent of growing value with trackers would provide some confidence to investors. And down the road, if tracking stocks aren’t working, there always the potential we bring it back. That has been our history. If they are not clear that the value is there, we’ll try and figure something else out. But we do think highlighting the value of Ventures is a positive event for all investors.

Douglas Mitchelson

So we walk through — so in terms of the stock ownership stakes, that was, what, $4 billion in total?

Gregory B. Maffei

It floats around, but we’ve got a stake in Expedia, which is about $1.1 billion, I think today. Where you got the numbers? I don’t see we’re traded about $1.1 billion stake in TripAdvisor, about $1 billion. We’ve got the Time  Warner group which when I think about, I don’t really look at those — to some degree, they are an offset because we’ve got the Time Warner exchangeables and there’s net equity value in that, but not huge net equity value on an after-tax basis.

Then we’ve got our investment in Interval, which is a couple of hundred million dollars, an investment in Lending Tree, which is a small investment $20 million-ish. And then we’ve got cash, which we anticipate will be about $1 billion in the quarter before we have any exercise of the subscription rights which we intend to issue at the time the trackers actually crystallize.

Douglas Mitchelson

And then, what’s the debt level?

Gregory B. Maffei

The debt is basically a whole series of exchangeable debentures, one exchangeable into Sprint, Motorola, the Time Warner ones that I noted, Time Warner group, which is really Time Warner Cable, TWX, AOL, and then a Viacom exchangeable as well.

Some of these, the Sprint and the Motorola, have the impact of throwing off, while we pay 3% to 4% in current interest, we deducted something like 9%. So they have a positive tax attribute in terms of deductions in excess of actual interest paid. QVC will pay because that’s — they’re in the same tax group. QVC will pay Liberty Ventures for that shield, and it will be a cash generating element for Liberty Ventures.

There are two pieces that are related to that to think about, one an asset and one a liability. All these deductions taken in an excess of cash paid are due back to the federal government in 2029, 2030, and 2031. That — thinking about those future deductions, that’s an asset. Thinking about deductions taken in the past, which is about $1.1 billion, that’s the liability — excuse me, $1.3 billion that’s the liability, that’s owed well down the road, 2029, 2030, 2031. The present value of that is unclear.

So, as usual taxes are an element of this discussion at Liberty, and this in particular tries to isolate all of the complicated tax issues on the Liberty Ventures side and have none on the Liberty Interactive side. I’m sure that wasn’t as clear as people would like. But I am happy to throw out and answer any questions.

Douglas Mitchelson

So on the exchangeables versus the stock, could you just — how do you think about that on a net basis? Does the stock cover most of the debt or...

Gregory B. Maffei

The Time Warner — just on the exchangeables, or...

Douglas Mitchelson

Yeah.

Gregory B. Maffei

Well, those exchangeables don’t really relate. I mean our Trip stake or our stake in Expedia are free. There is net equity value in those, but it’s not huge, particularly after-tax. It’s about a push with the bonds, but when you throw in the cash that obviously creates positive equity value for us. There is positive equity value in those, but not enormous. The bulk of the equity value comes through the cash.

Douglas Mitchelson

Through the cash, so, the first reaction when I look at this is, this is sort of an interesting structure, but because of the nature of the debt that you have within it, you really have to stay within the LINTA enterprise.

Gregory B. Maffei

Yeah.

Douglas Mitchelson

This is not something that can actually be separated off and stamped off very easily and sent on its way.

Gregory B. Maffei

I think given the fact that all of the debt issued by Liberty Interactive, both the straight debt which sits over QVC and HSN and the e-commerce companies and these exchangeable debentures are under — issued under one indenture. It will be very hard, given what’s going on in current litigation the like to separate these companies.

Douglas Mitchelson

So how do you create value at Liberty Ventures?

Gregory B. Maffei

I think you invest the cash that you have wisely. You have big future liabilities, but they carry a zero interest rate and they are future liabilities, they are not current liabilities. Conversely, there are a bunch of asset value that will be created by the future deductions. That isn’t all here today, but that will be an accreting asset over time. So, our job is to minimize the taxes and reinvest the cash wisely. The cash that we both have today on the balance sheet and the cash that we receive from these increased deductions.

Douglas Mitchelson

You called it Ventures, right so it’s in the name; the idea is you’ve got some excess cash position, and if you can find something with a reasonable return, you can easily cover those tax liabilities in the out years, you don’t need much of return to do that.

Gregory B. Maffei

There is positive equity value in it today, and to the degree you can grow either the assets and/or the cash that will only make the positive equity value grow. And in fact, the liabilities are capped, the assets are going to grow, that’s the hope.

Douglas Mitchelson

On Trip and Expedia, those 25% stakes don’t really — those still aren’t interesting for you in a strategic basis at this point, I mean they are not going to take the tracking stock in exchange for something...

Gregory B. Maffei

Look, unless something changes, with our proxy with Barry Diller, unlikely to get control of those assets. So I would consider them non-core, non-strategic to us in the long term, unless something changed on that.

Douglas Mitchelson

So, how do you deal with the dueling, the two hats that you wear? You’ve got two different companies now that are out there on the margin looking for acquisitions. Is there going to be a style of acquisitions at Liberty Ventures that’s different than the style of acquisitions that you might see at Liberty Media?

Gregory B. Maffei

Well, I think if you look, we’ve said in the past that Liberty Interactive is probably very much a focused entity around e-commerce and video commerce and it’s unlikely to make acquisitions outside that arena. That made it very hard to know what to do with the — these assets and the excess cash. Liberty Media has got a portfolio largely in music and to some degree, in the media business and through Starz and some of the other assets we have. I think there’s a lot more wide-open portfolio yet in Ventures. So if you took the range of what Ventures could do is probably even more broad in our mind than what Liberty Media is likely to do.

. . . Liberty Ventures has no asset that we look at and say we got to own that and keep that. We think we have a lot of freedom. We’ve already made a lot of investments or several investments, not enormous dollar volume yet around some green assets and green energy deals.

Excerpts from the Transcript of
Liberty Interactive Corporation at the Morgan Stanley
Technology, Media and Telecom Conference held on February 28, 2012

Question

And we’re talking about — just in terms of the dollar amount, so you’re going to have $1.25 billion on the Newco initially?

Christopher W. Shean - Chief Financial Officer & Senior Vice President, Liberty Interactive Corp.

Well, that’s initially and then the rights offering, if we — if it goes as we’re expecting it to go, I think that’ll add maybe another couple of hundred million of additional capital perhaps.

Question

Now, it’s the first time you’ve issued stock in a long time at any of the Liberty, this rights offering. This is how you thought was — they’re sort of most efficient and cheapest way to raise capital [without] necessarily diluting folks?

Christopher W. Shean

Well, I think that’s exactly right. It’s a way of raising money to provide just a little bit more buffer on — with — on paper it looks like a pretty thinly capitalized company, a little bit extra cushion without diluting our existing shareholder base.

*****

The foregoing transcripts include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed recapitalization of Liberty’s common stock and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of the conditions to the proposed recapitalization. These forward-looking statements speak only as of the date of these presentations, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in these transcripts.

Additional Information

Nothing in the foregoing transcripts shall constitute a solicitation to buy or an offer to sell shares of Liberty’s proposed new tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed tracking stock will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stock. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stock. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.